UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12) *

Vyyo Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

918458 20 9

(CUSIP Number)

Andrew Fradkin

Vyyo Inc.

4015 Miranda Avenue, First Floor

Palo Alto, California 94304

Telephone (650) 319-4019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 918458 20 9

1.	Names of Reporting Persons. Davidi Gilo I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) (b)
3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power 5,707,725 8. Shared Voting Power 0 9. Sole Dispositive Power 5,537,725 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,707,725
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 37%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

The following statement on Schedule 13D (the “Statement”) with respect to the common stock, par value $.0001 per share (the “Common Stock”), of Vyyo Inc. (the “Issuer”) is being filed on behalf of Davidi Gilo.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, $.0001 par value per share, of the Issuer, Vyyo Inc. The Issuer’s principal executive offices are located at 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is being filed on behalf of Davidi Gilo.

(b) The business address of Davidi Gilo is 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

(c) Davidi Gilo’s principal employment is with the Issuer where he currently is the Chairman of the Board and the Chief Executive Officer. The address of the Issuer is 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

(d)-(e) Davidi Gilo has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Issuer has granted Mr. Gilo options to purchase shares of Vyyo Inc. Common Stock, as previously disclosed in the Schedules 13D/A filed by Mr. Gilo on October 17, 2002, November 13, 2003, April 30, 2004, July 8, 2004, September 8, 2004, October 28, 2004, November 19, 2004, January 7, 2005, March 4, 2005, March 16, 2005 and May 24, 2005.

All of the other shares held by Mr. Gilo and his affiliated entities were purchased at various times prior to the initial public offering of Vyyo Inc.’s Common Stock effected in April 2000, or were acquired prior to, and were previously disclosed in, the Schedule 13D filed by Mr. Gilo on June 9, 2000 or the Schedules 13D/A filed by Mr. Gilo on October 17, 2002, November 13, 2003, April 30, 2004, July 8, 2004, October 28, 2004, November 19, 2004, January 7, 2005, March 4, 2005, March 16, 2005 and May 24, 2005.

ITEM 4. PURPOSE OF THE TRANSACTION.

This Statement is being filed (i) in connection with the June 5, 2005 termination of the voting trust agreement between Mr. Gilo and Skyfarm Management LLC pursuant to which Mr. Gilo had the exclusive right to vote 346,400 shares of the Issuer’s Common Stock; and (ii) to provide updating information. Davidi Gilo has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Davidi Gilo reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by Davidi Gilo.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, Davidi Gilo beneficially owns an aggregate of 5,707,725 shares of the Issuer’s Common Stock. This number represents 37% of the 15,301,555 shares of the Issuer’s Common Stock outstanding as of May 10, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the Securities and Exchange Commission, and includes 1,468,333 shares issuable upon exercise of options held by Mr. Gilo. Of the shares held by Mr. Gilo, (i) 3,605,766 shares are held by the Gilo Family Trust U/A/D 1/18/91, of which Mr. Gilo is the sole trustee; (ii) 345,000 shares are held by Mr. Gilo individually; (iii) 1,468,333 shares consist of options to purchase shares of Common Stock and are held by Mr. Gilo individually (693,332 of these options will become exercisable within 60 days of July 7, 2005); (iv) 5,420 shares are held by Harmony Management, Inc., of which Davidi Gilo and a trust for his benefit are the sole shareholders; (v) 18,206 shares are held by The Gilo Family Partnership, L.P., a California limited partnership of which Harmony Management, Inc. is the general partner and of which Mr. Gilo, Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, are the limited partners; (vi) 95,000 shares are held by the Gilo Family Foundation, a California not-for-profit corporation of which Mr. Gilo is trustee; and (vii) 170,000 shares are held by the Winds of Change Foundation, Inc. a not-for-profit corporation of which Shamaya Gilo is the trustee and with which Mr. Gilo has entered into a voting trust agreement pursuant to which Mr. Gilo has the exclusive right to vote such shares.

(b) Mr. Gilo has sole voting power with respect to all of the 5,707,725 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., by The Gilo Family Partnership, L.P., by the Gilo Family Foundation, by the Winds of Change Foundation, and by Mr. Gilo individually. Mr. Gilo has sole dispositive power with respect to all of the 5,537,725 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., by The Gilo Family Partnership, L.P., by the Gilo Family Foundation, and by Mr. Gilo individually, subject to the rights of Shamaya Gilo to the proceeds from the sale of 440,039 of those shares and to elect a distribution of said 440,039 shares to her, on or after the earlier of (i) July 1, 2008; or (ii) the sale by Mr. Gilo of his California residence, pursuant to a marital settlement agreement.

(c) On June 5, 2005, the voting trust agreement between Mr. Gilo and Skyfarm Management LLC, pursuant to which Mr. Gilo had the exclusive right to vote 346,400 shares of the Issuers Common Stock terminated in accordance with its terms.

(d) No person other than Davidi Gilo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s Common Stock owned or sold by Davidi Gilo, except that (i) Shamaya Gilo has rights to the proceeds from the sale of 440,039 of Mr. Gilo’s shares and to elect a distribution of said 440,039 shares to her, on or after the earlier of (A) July 1, 2008; or (B) the sale by Mr. Gilo of his California residence, pursuant to a marital settlement agreement; and (ii) Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, have certain rights as limited partners of the Gilo Family

Partnership, L.P. In addition, the Gilo Family Foundation is a California not-for-profit corporation and has sole rights to receive any such dividends or proceeds, which may be distributed by the Foundation for certain charitable purposes only as permitted under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, Winds of Change Foundation, Inc. has the right to dispose of, and receive dividends with respect to, the Issuer’s Common Stock it holds.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Gilo has entered into a voting trust agreement with Winds of Change Foundation, Inc. which grants Mr. Gilo the exclusive right to vote certain shares held by Winds of Change Foundation, Inc.

Mr. Gilo has entered into a marital settlement agreement with Shamaya Gilo providing Shamaya Gilo with rights to the proceeds from the sale of 440,039 of Mr. Gilo’s shares of Vyyo Inc. Common Stock and to elect a distribution of said 440,039 shares to her, on or after the earlier of (i) July 1, 2008; or (ii) the sale by Mr. Gilo of his California residence.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2005

Davidi Gilo

/s/ Davidi Gilo
Signature